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PROSPECTUS

                                 399,967 SHARES

                         TRIANGLE PHARMACEUTICALS, INC.

                                  COMMON STOCK

                                ----------------

    This prospectus relates to the public offering, which is not being underwritten, of 399,967 shares of our common stock by current stockholders identified in this prospectus, all of which are currently issued and outstanding. We issued the shares to the selling stockholders pursuant to an agreement and plan of reorganization, dated June 30, 1997 and amended February 28, 1999 and March 24, 2000.

    The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

    Our common stock is traded on the Nasdaq National Market under the symbol "VIRS." On August 22, 2000, the average of the high and low prices for the common stock was $8.56 per share.

                            ------------------------

    THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 3 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY SHARES OF COMMON STOCK.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION, SEC, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this prospectus is August 24, 2000
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                               TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS..................................      2

OUR BUSINESS................................................      2

RISK FACTORS................................................      3

WHERE YOU CAN FIND MORE INFORMATION.........................     16

INFORMATION INCORPORATED BY REFERENCE.......................     16

USE OF PROCEEDS.............................................     17

SELLING STOCKHOLDERS........................................     17

PLAN OF DISTRIBUTION........................................     19

LEGAL MATTERS...............................................     21

EXPERTS.....................................................     21
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                           FORWARD-LOOKING STATEMENTS

    IN ADDITION TO HISTORICAL INFORMATION, THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN. WE UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                                  OUR BUSINESS

    We develop new drug candidates primarily in the antiviral area, with a particular focus on therapies for HIV, including AIDS, and the hepatitis B virus. We have an existing portfolio of five licensed drug candidates and several drug candidates for which we have an option to acquire a license. Members of our senior management, prior to joining Triangle, played instrumental roles in developing several leading antiviral therapies. Our goal is to capitalize on our management team's expertise, as well as on advances in virology and immunology, to identify, develop and commercialize new drug candidates that can be used alone or in combination to coactively treat serious diseases.

    Triangle was incorporated in Delaware in July 1995. Our principal executive offices are located at 4 University Place, 4611 University Drive, Durham, North Carolina 27707, and our telephone number is (919) 493-5980.

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                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK

    ALL OF OUR PRODUCT CANDIDATES ARE IN DEVELOPMENT AND MAY NEVER BE SUCCESSFULLY COMMERCIALIZED WHICH WOULD HAVE AN ADVERSE IMPACT ON YOUR INVESTMENT AND OUR BUSINESS.

    Some of our drug candidates are at an early stage of development and all of our drug candidates will require expensive and lengthy testing and regulatory clearances. None of our drug candidates has been approved by regulatory authorities. We do not expect any of our drug candidates to be commercially available until at least the year 2002. There are many reasons that we may fail in our efforts to develop our drug candidates, including that:

    - our drug candidates will be ineffective, toxic or will not receive regulatory clearances,

    - our drug candidates will be too expensive to manufacture or market or will not achieve broad market acceptance,

    - third parties will hold proprietary rights that may preclude us from developing or marketing our drug candidates, or

    - third parties will market equivalent or superior products.

    The success of our business depends upon our ability to successfully develop and market our drug candidates.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND MAY NEVER ACHIEVE PROFITABILITY.

    We formed Triangle in July 1995 and we have only a limited operating history for you to review in evaluating our business. We have incurred losses since our inception. At June 30, 2000, our accumulated deficit was $279.6 million. Our historical costs relate primarily to the acquisition and development of our drug candidates and selling, general and administrative costs. We have not generated any revenue from the sale of our drug candidates to date, and do not expect to do so until at least the year 2002. In addition, we expect annual losses to increase over the next several years as we expand our drug development and commercialization efforts. To become profitable, we must successfully develop and obtain regulatory approval for our drug candidates and effectively manufacture, market and sell any products we develop. We may never generate significant revenue or achieve profitable operations.

IF WE NEED ADDITIONAL FUNDS AND ARE UNABLE TO RAISE THEM, WE WOULD HAVE TO
  CURTAIL OR CEASE OPERATIONS.

    Our drug development programs and potential commercialization of our drug candidates require substantial capital expenditures, including expenses for preclinical testing, chemical synthetic scale-up, manufacture of drug substance for clinical trials, toxicology studies, clinical trials of drug candidates, sales and marketing expenses, payments to our licensors and potential commercial launch of our drug candidates. We expect our capital requirements to continue to increase. Our future capital needs will depend on many factors, including:

    - the progress and magnitude of our drug development programs,

    - the scope and results of preclinical testing and clinical trials,

    - the cost, timing and outcome of regulatory reviews,

    - the costs under current and future license and option agreements for our drug candidates, including the costs of obtaining patent protection for our drug candidates,

    - the costs of acquiring any additional drug candidates,

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    - the rate of technological advances,

    - the commercial potential of our drug candidates,

    - the magnitude of our administrative and legal expenses,

    - the costs of establishing sales and marketing functions, and

    - the costs of establishing third party arrangements for manufacturing.

    We have incurred negative cash flow from operations since we incorporated Triangle and do not expect to generate positive cash flow from our operations for at least the next several years. Although the strategic alliance with Abbott Laboratories, the Abbott Alliance, provided us with significant additional funding, we cannot assure you that such funding, combined with other available sources of funds, will be sufficient to meet our future needs. In addition, we cannot assure you that we will receive the contingent future research funding payments under the Abbott Alliance. Therefore, we may need additional future financings to fund our operations. We may not be able to obtain adequate financing to fund our operations, and any additional financing we obtain may be on terms that are not favorable to us. In addition, any future financings could substantially dilute our stockholders. If adequate funds are not available, we will be required to delay, reduce or eliminate one or more of our drug development programs, to enter into new collaborative arrangements or to modify the Abbott Alliance on terms that are not favorable to us. These collaborative arrangements or modifications could result in the transfer to third parties of rights that we consider valuable. In addition, we often consider the acquisition of technologies and drug candidates that would increase our capital requirements.

BECAUSE OUR PRODUCT CANDIDATES MAY NOT SUCCESSFULLY COMPLETE CLINICAL TRIALS
  REQUIRED FOR COMMERCIALIZATION, OUR BUSINESS MAY NEVER ACHIEVE PROFITABILITY.

    To obtain regulatory approvals needed for the sale of our drug candidates, we must demonstrate through preclinical testing and clinical trials that each drug candidate is safe and effective. The clinical trial process is complex and uncertain and the regulatory environment varies widely from country to country. Positive results from preclinical testing and early clinical trials do not ensure positive results in pivotal clinical trials. Many companies in our industry have suffered significant setbacks in pivotal clinical trials, even after promising results in earlier trials. Any of our drug candidates may produce undesirable side effects in humans. These side effects could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a drug candidate, as occurred with mozenavir dimesylate, or could result in regulatory authorities refusing to approve the drug candidate for any and all targeted indications. In April 2000, the Food and Drug Administration, the FDA, issued a clinical hold on, and the Medicines Control Council, the MCC, terminated, clinical study FTC-302 for our drug candidate Coviracil-Registered Trademark-, formerly known as FTC. Study FTC-302 was being conducted under a U.S. Investigational New Drug Application, IND, at sites in South Africa. The FDA indicated that study FTC-302 may not be adequate to provide pivotal data in support of a New Drug Application, an NDA. Discussions with the FDA and MCC on this issue are continuing. Due to these circumstances, the planned submission of a U.S. NDA for Coviracil may be significantly delayed. We, the FDA, or foreign regulatory authorities may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks. Clinical trials may not demonstrate that our drug candidates are safe or effective.

    Clinical trials are lengthy and expensive. They require adequate supplies of drug substance and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

    - the size of the patient population,

    - the nature of the protocol,

    - the proximity of patients to clinical sites, and

    - the eligibility criteria for the clinical trial.

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    Delays in patient enrollment can result in increased costs and longer development times. Even if we successfully complete clinical trials, we may not be able to file any required regulatory submissions in a timely manner and we may not receive regulatory approval for the drug candidate.

    In addition, if the FDA or foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays, as occurred with Coactinon-Registered Trademark- and which may occur with Coviracil. Changes in regulatory policy or additional regulations adopted during product development and regulatory review of information we submit could also result in delays or rejections. The FDA has notified us that two of our drug candidates, Coviracil and DAPD for the treatment of HIV, qualify for designation as "fast track" products under provisions of the Food and Drug Administration Modernization Act of 1997. The fast track provisions are designed to expedite the review of new drugs intended to treat serious or life-threatening conditions and essentially codified the criteria previously established by the FDA for accelerated approval. These drug candidates may not, however, continue to qualify for expedited review and our other drug candidates may fail to qualify for fast track development or expedited review. Even though some of our drug candidates have qualified for expedited review, the FDA may not approve them at all or any sooner than other drug candidates that do not qualify for expedited review.

IF WE OR OUR LICENSORS ARE NOT ABLE TO OBTAIN AND MAINTAIN ADEQUATE PATENT
  PROTECTION FOR OUR PRODUCT CANDIDATES, WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCT CANDIDATES OR TO PREVENT OTHER COMPANIES FROM USING OUR TECHNOLOGY IN COMPETITIVE PRODUCTS.

    Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our drug candidates and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. We have no patents in our own name and we have a small number of patent applications of our own pending. One of our patent applications is a joint application with co-inventors from another institution. We have, however, licensed or we have an option to license patents, patent applications and other proprietary rights from third parties for each of our drug candidates. If we breach our licenses, we may lose rights to important technology and drug candidates.

    Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have in-licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our products or processes may infringe the patent rights of others.

    Several pharmaceutical and biotechnology companies, universities and research institutions have filed patent applications or received patents that cover our technologies or technologies similar to ours. Others have filed patent applications and received patents that conflict with patents or patent applications we own or have in-licensed, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those owned by or licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our drug candidates. For example, United States patent applications are confidential while pending in the Patent and Trademark Office, PTO, and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any such license on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our drug candidates, which would adversely affect our business.

    There are significant risks regarding the patent rights of two of our in-licensed drug candidates. We may not be able to commercialize Coviracil or DAPD due to patent rights held by third parties other than

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our licensors. Third parties have filed numerous patent applications and have received numerous issued patents in the United States and many foreign countries that relate to these drug candidates and their use alone or coactively to treat HIV and hepatitis B. As a result, our patent position regarding the use of Coviracil and DAPD to treat HIV and/or hepatitis B is highly uncertain and involves numerous complex legal and factual questions that are unknown or unresolved. If any of these questions is resolved in a manner that is not favorable to us, we would not have the right to commercialize Coviracil and/or DAPD in the absence of a license from one or more third parties, which may not be available on acceptable terms or at all. In addition, even if any of these questions is favorably resolved, we may still attempt to obtain licenses from one or more third parties to reduce or eliminate the risks relating to some or all of these matters. Such licenses may not be available on acceptable terms or at all. Our inability to commercialize either of these drug candidates could adversely affect our business.

    COVIRACIL (EMTRICITABINE)

    Coviracil, a purified form of FTC, belongs to the same general class of nucleosides as lamivudine, also known as 3TC. In the United States, the FDA has approved 3TC for the treatment of hepatitis B and for use in combination with zidovudine, also known as AZT, for the treatment of HIV. Regulatory authorities have approved 3TC for the treatment of hepatitis B in several other countries and for use in combination with other nucleoside analogues for the treatment of HIV in a number of other countries. Glaxo Wellcome plc, Glaxo, currently sells 3TC for the treatment of HIV and hepatitis B under a license agreement with BioChem Pharma Inc., BioChem Pharma. We obtained rights to Coviracil under a license from Emory University, Emory. In 1990 and 1991, Emory filed in the United States and thereafter in numerous foreign countries patent applications with claims to compositions of matter and methods to treat HIV and hepatitis B with Coviracil. In 1991, Yale University, Yale, filed in the United States patent applications on FTC, including Coviracil and its use to treat hepatitis B, and subsequently licensed its rights under those patent applications to Emory. Our license arrangement with Emory includes all rights to Coviracil and its uses claimed in the Yale patent applications.

    HIV. Emory received a United States patent in 1993 covering a method to treat HIV with Coviracil. Emory has also received United States and European patents containing composition of matter claims that cover Coviracil. BioChem Pharma filed a patent application in the United States in 1989 and received a patent in 1991 covering a group of nucleosides in the same general class as Coviracil, but which did not include Coviracil. BioChem Pharma filed foreign patent applications in 1990, which expanded upon its 1989 United States patent application to include FTC among a large class of nucleosides. The foreign patent applications are pending in many countries and have issued in a number of countries with claims directed to FTC that may cover Coviracil and its use to treat HIV. In addition, BioChem Pharma filed a United States patent application in 1991 specifically directed to Coviracil. BioChem Pharma has received two patents in the United States based on this patent application, one directed to Coviracil and the other directed to a method for treating viral diseases with Coviracil. The PTO has determined that there are conflicts between both BioChem Pharma patents and patent applications filed by Emory because they have overlapping claims to the same technology. The PTO is conducting two adversarial proceedings to determine whether BioChem Pharma or Emory is entitled to the patent claims in dispute regarding BioChem Pharma's two issued patents. Emory may not prevail in the adversarial proceedings, and the proceedings may also delay the decision of the PTO regarding Emory's patent application. BioChem Pharma also filed patent applications in many foreign countries based upon its 1991 United States patent application and has received patents in certain countries. BioChem Pharma may have additional patent applications pending in the United States.

    In the United States, the first to invent a technology is entitled to patent protection on that technology. For patent applications filed prior to January 1, 1996, United States patent law provides that a party who invented a technology outside the United States is deemed to have invented the technology on the earlier of the date it introduced the invention in the United States or the date it filed its patent application. In a filing with the Securities and Exchange Commission, the SEC, BioChem Pharma stated

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that prior to January 1, 1996, it conducted substantially all of its research activities outside the United States. BioChem Pharma also stated that it considered this to be a disadvantage in obtaining United States patents based on patent applications filed before January 1, 1996 as compared to companies that mainly conducted research in the United States. We do not know whether Emory or BioChem Pharma was the first to invent the technology claimed in their respective United States patent applications or patents. We also do not know whether BioChem Pharma invented the technology disclosed in its patent applications in the United States or introduced that technology in the United States before the date of its patent applications.

    In foreign countries, the first party to file a patent application on a technology, not the first to invent the technology, is entitled to patent protection on that technology. We believe that Emory filed patent applications disclosing Coviracil as a useful anti-HIV agent in many foreign countries before BioChem Pharma filed its foreign patent applications on that technology. However, BioChem Pharma has received patents in several foreign countries. In addition, BioChem Pharma has filed patent applications on Coviracil and its uses in certain countries in which Emory did not file patent applications. Emory has opposed or otherwise challenged patent claims on Coviracil granted to BioChem Pharma in Australia and Europe. Emory may not initiate patent opposition proceedings in any other countries or be successful in any foreign proceeding attempting to prevent the issuance of, revoke or limit the scope of patents issued to BioChem Pharma. BioChem Pharma has opposed patent claims on Coviracil granted to Emory in Europe, Japan, Australia and South Korea. BioChem Pharma may make additional challenges to Emory patents or patent applications, which Emory may not succeed in defending. Our sales, if any, of Coviracil for the treatment of HIV may be held to infringe United States and foreign patent rights of BioChem Pharma. Under the patent laws of most countries, a product can be found to infringe a third party patent either if the third party patent expressly covers the product or method of treatment using the product, or if the third party patent covers subject matter that is substantially equivalent in nature to the product or method, even if the patent does not expressly cover the product or method. If it is determined that the sale of Coviracil for the treatment of HIV infringes a BioChem Pharma patent, we would not have the right to make, use or sell Coviracil for the treatment of HIV in one or more countries in the absence of a license from BioChem Pharma. We may be unable to obtain such a license from BioChem Pharma on acceptable terms or at all.

    HEPATITIS B. Burroughs Wellcome Co, Burroughs Wellcome, filed patent applications in March 1991 and May 1991 in Great Britain on a method to treat hepatitis B with FTC and purified forms of FTC, that include Coviracil. Burroughs Wellcome filed similar patent applications in other countries, including the United States. Glaxo subsequently acquired Burroughs Wellcome's rights under those patent applications. Those patent applications were filed in foreign countries prior to the date Emory filed its patent application on the use of Coviracil to treat hepatitis B. Burroughs Wellcome's foreign patent applications, therefore, have priority over those filed by Emory. In July 1996, Emory instituted litigation against Glaxo in the United States District Court to obtain ownership of the patent applications filed by Burroughs Wellcome, alleging that Burroughs Wellcome converted and misappropriated Emory's invention and property and that an Emory employee is the inventor or a co-inventor of the subject matter covered by the Burroughs Wellcome patent applications. In May 1999, Emory and Glaxo settled the litigation, and we became the exclusive licensee of the United States and all foreign patent applications and patents filed by Burroughs Wellcome on the use of Coviracil to treat hepatitis B. Under the license and settlement agreements, Emory and we were also given access to development and clinical data and drug substance held by Glaxo relating to Coviracil.

    BioChem Pharma filed a patent application in May 1991 in Great Britain also directed to a method to treat hepatitis B with FTC. BioChem Pharma filed similar patent applications in other countries. In January 1996, BioChem Pharma received a patent in the United States, which included a claim to treat hepatitis B with Coviracil. The PTO has determined that there is a conflict between the BioChem Pharma patent and patent applications filed by Yale and Emory. The PTO is conducting an adversarial proceeding to determine which party is entitled to the patent claims in dispute. Yale licensed all of its rights relating to FTC, including Coviracil, and its uses claimed in this patent application to Emory, which subsequently

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licensed these rights to us. Neither Emory nor Yale may prevail in the adversarial proceeding, and the proceeding may delay the decision of the PTO regarding Yale's and Emory's patent applications. In addition, the PTO has recently added the U.S. patent application filed by Burroughs Wellcome to this interference. Emory may not pursue or succeed in any such proceedings. We will not be able to sell Coviracil for the treatment of hepatitis B in the United States unless a United States court or administrative body determines that the BioChem Pharma patent is invalid or unless we obtain a license from BioChem Pharma. We may be unable to obtain such a license on acceptable terms or at all. In July 1991, BioChem Pharma received a United States patent on the use of 3TC to treat hepatitis B and has corresponding patent applications pending or issued in foreign countries. If it is determined that the use of Coviracil to treat hepatitis B is not substantially different from the use of 3TC to treat hepatitis B, a court could hold that the use of Coviracil to treat hepatitis B infringes these BioChem Pharma 3TC patents.

    In addition, BioChem Pharma has filed in the United States and foreign countries several patent applications on manufacturing methods relating to a class of nucleosides that includes Coviracil, from which BioChem Pharma has received several patents in the United States and many foreign countries. If we use a manufacturing method that is covered by patents issued on any of these applications, we will not be able to manufacture Coviracil without a license from BioChem Pharma. We may not be able to obtain such a license on acceptable terms or at all.

    DAPD

    We obtained our rights to DAPD under a license from Emory and the University of Georgia Research Foundation, Inc., University of Georgia. Our rights to DAPD include a number of issued United States patents that cover composition of matter, a method for the synthesis of DAPD, methods for the use of DAPD alone or in combination with certain other agents for the treatment of hepatitis B, and a method to treat HIV with DAPD. We also have rights to several foreign patents and patent applications that cover methods for the use of DAPD alone or in combination with certain other anti-hepatitis B agents for the treatment of hepatitis B. Additional foreign patent applications are pending which contain claims for the use of DAPD to treat HIV. Emory and the University of Georgia filed patent applications claiming these inventions in the United States in 1990 and 1992. BioChem Pharma filed a patent application in the United States in 1988 on a group of nucleosides in the same general class as DAPD and their use to treat HIV, and has filed corresponding patent applications in foreign countries. The PTO issued a patent to BioChem Pharma in 1993 covering a class of nucleosides that includes DAPD and its use to treat HIV. Corresponding patents have been issued to BioChem Pharma in many foreign countries. Emory has filed an opposition to patent claims granted to BioChem Pharma by the European Patent Office based, in part, upon Emory's assertion that BioChem Pharma's patent does not disclose how to make DAPD. In a patent opposition hearing held at the European Patent Office on March 4, 1999, the Opposition Division ruled that the BioChem Pharma European patent covering DAPD is valid. Emory has appealed this decision to the European Patent Office Technical Board of Appeal. If the Technical Board of Appeal affirms the decision of the Opposition Division, or if Emory or Triangle do not pursue the appeal, we would not be able to sell DAPD in Europe without a license from BioChem Pharma, which may not be available on acceptable terms or at all. Patent claims granted to Emory on a portion of the DAPD technology by the Australian Patent Office have also been opposed by BioChem Pharma. We cannot assure you that a court or administrative body would invalidate BioChem Pharma's patent claims. Further, a sale of DAPD by us may infringe BioChem Pharma's patents. If Emory, the University of Georgia and we do not challenge, or are not successful in any challenge to, BioChem Pharma's issued patents, pending patent applications, or patents that may issue from such applications, we will not be able to manufacture, use or sell DAPD in the United States and any foreign countries in which BioChem Pharma receives a patent without a license from BioChem Pharma. We may not be able to obtain such a license from BioChem Pharma on acceptable terms or at all.

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    IMMUNOSTIMULATORY SEQUENCE PRODUCT CANDIDATES

    In March 2000, we entered into a licensing and collaborative agreement with Dynavax Technologies Corporation, Dynavax, to develop immunostimulatory polynucleotide sequence product candidates for the prevention and/or treatment of serious viral diseases, which became effective in April 2000. Immunostimulatory sequences are polynucleotides which stimulate the immune system, and could potentially be used in combination with our small molecule product candidates to increase the body's ability to defend against viral infection. Immunostimulatory sequences can be stabilized for use through internal linkages that do not occur in nature, including phosphorothioate linkages.

    There are a number of companies which have patent applications and issued patents, both in the United States and in other countries, that cover immunostimulatory sequences and their uses. Coley Pharmaceuticals, Inc. has filed several patent applications in this area and has in addition exclusively licensed a number of patent applications on this subject from the University of Iowa and Isis Pharmaceuticals, Inc. A number of these patent applications have been issued. A number of companies have also filed patent applications and have or are expected to receive patents on certain polynucleotides and methods for their use and manufacture. We could be prevented from making, using or selling any immunostimulatory sequence that is covered by a patent issued to a third party company, unless we obtain a license from that company, which may not be available on reasonable terms or at all.

    With respect to any of our drug candidates, litigation, patent opposition and adversarial proceedings, including the currently pending proceedings, could result in substantial costs to us. We expect the costs of the currently pending proceedings to increase significantly during the next several years. We anticipate that additional litigation and/or proceedings will be necessary or may be initiated to enforce any patents we own or in-license, or to determine the scope, validity and enforceability of other parties' proprietary rights and the priority of an invention. Any of these activities could result in substantial costs and/or delays to us. The outcome of any of these proceedings may significantly affect our drug candidates and technology. United States patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. As indicated above, the PTO is conducting three adversarial proceedings in connection with the emtricitabine technology. We cannot assure you that a court or administrative body would hold our in-licensed patents valid or would find an alleged infringer to be infringing. Further, the license and option agreements with Emory, the University of Georgia, The Regents of the University of California, The DuPont Pharmaceuticals Company, Mitsubishi Chemical Corporation, and Dynavax provide that each of these licensors is primarily responsible for any patent prosecution activities, such as litigation, patent conflict proceeding, patent opposition or other actions, for the technology licensed to us. These agreements also provide that in general we are required to reimburse these licensors for the costs they incur in performing these activities. Similarly, Yale and the University of Georgia, the licensors of clevudine to Bukwang Pharm. Ind. Co., Ltd., are primarily responsible for patent prosecution activities with respect to clevudine at our expense. As a result, we generally do not have the ability to institute or determine the conduct of any such patent proceedings unless our licensors elect not to institute or to abandon such proceedings. If our licensors elect to institute and prosecute patent proceedings, our rights will depend in part upon the manner in which these licensors conduct the proceedings. In any proceedings they elect to initiate and maintain, these licensors may not vigorously pursue or defend or may decide to settle such proceedings on terms that are unfavorable to us. An adverse outcome of these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology, any of which could adversely affect our business. Moreover, the mere uncertainty resulting from the initiation and continuation of any technology related litigation or adversarial proceeding could adversely affect our business pending resolution of the disputed matters.

    We also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants and others. These parties may breach or terminate these agreements, and we may not have adequate remedies for any breach. Our trade secrets may also be independently discovered by competitors. We rely on certain technologies to which we do not have exclusive rights or which may not be patentable or proprietary and thus may be available to competitors. We have filed applications for, but have not obtained, trademark registrations for various marks in the United States and other jurisdictions. We have received U.S. trademark registrations for our corporate name and logo, Coactinon-Registered Trademark- and Coviracil-Registered Trademark-. We have also received registrations in the European Union for the mark Coactinon-Registered Trademark- and our corporate logo. Our pending application in the European Union for the mark Coviracil-Registered Trademark- has been opposed by Orsem, based upon registrations for the mark Coversyl in various countries, and Les Laboratories Serveir, based on a French registration for the mark Coversyl. We do not believe that the marks Coviracil and Coversyl are confusingly similar, but, in the event they are found to be confusingly similar, we may need to adopt a different product name for emtricitabine in the applicable jurisdictions. Several other companies use trade names that are similar to our name for their businesses. If we are unable to obtain any licenses that may be necessary for the use of our corporate name, we may be required to change our name. Our management personnel were previously employed by other pharmaceutical companies. The prior employers of these individuals may allege violations of trade secrets and other similar claims relating to their drug development activities for us.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND MAY FAIL TO RECEIVE
  REGULATORY APPROVAL WHICH COULD PREVENT OR DELAY THE COMMERCIALIZATION OF OUR PRODUCTS.

    In addition to preclinical testing, clinical trials and other approval procedures for human pharmaceutical products, we are subject to numerous other regulations covering the development of pharmaceutical products. These regulations include, for example, domestic and international regulations relating to the manufacturing, safety, labeling, storage, record keeping, reporting, marketing and promotion of pharmaceutical products. We are also regulated with respect to laboratory practices, safe working conditions and the use and disposal of hazardous substances, including radioactive compounds and infectious disease agents used in connection with our development work. The requirements vary widely from country to country. We expect the process of obtaining these approvals and complying with appropriate government regulations to be time consuming and expensive. Even if our drug candidates receive regulatory approval, we may still face difficulties in marketing and manufacturing those drug candidates. Further, any approval may require postmarketing studies or other conditions. The approval of any of our drug candidates may limit the indicated uses of the drug candidate. A marketed product, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections. The discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory requirements can, among other things, result in:

    - fines,

    - suspended regulatory approvals,

    - refusal to approve pending applications,

    - refusal to permit exports from the United States,

    - product recalls,

    - seizure of products,

    - injunctions,

    - operating restrictions, and

    - criminal prosecutions.

    In addition, adverse clinical results by others could negatively impact the development and approval of our drug candidates. Some of our drug candidates are intended for use as coactive therapy with one or more other drugs, and adverse safety, effectiveness or regulatory developments in connection with such other drugs will also have an adverse effect on our business.

INTENSE COMPETITION MAY RENDER OUR DRUG CANDIDATES NONCOMPETITIVE OR OBSOLETE.

    We are engaged in segments of the drug industry that are highly competitive and rapidly changing. Any of our current drug candidates that we successfully develop will compete with numerous existing therapies. In addition, many companies are pursuing novel drugs that target the same diseases we are targeting. We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV and hepatitis B. We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available. Our competitors' products may be more effective, or more effectively marketed and sold, than any of our products. Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of a cure or new treatment methods for the diseases we are targeting could render our drug candidates noncompetitive, obsolete or uneconomical. Many of our competitors:

    - have significantly greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and market products,

    - have extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products, and

    - have products that have been approved or are in late stage development and operate large, well-funded research and development programs.

    Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations are also becoming increasingly aware of the commercial value of their inventions and are more actively seeking to commercialize the technology they have developed.

    If we successfully develop and obtain approval for our drug candidates, we will face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability of supply, marketing and sales capability, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective or more affordable products, or obtain more effective patent protection, than we do. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which could hurt our competitive position.

BECAUSE WE FACE RISKS RELATED TO OUR LICENSE AND OPTION AGREEMENTS, WE COULD
  LOSE OUR RIGHTS TO OUR DRUG CANDIDATES.

    We have in-licensed or obtained an option to in-license our drug candidates under agreements with our licensors. These agreements permit our licensors to terminate the agreements under certain circumstances, such as our failure to achieve certain development milestones or the occurrence of an uncured material breach by us. The termination of any of these agreements could result in the loss of our rights to a drug candidate. Upon termination of most of our license agreements, we are required to return the licensed technology to our licensors. In addition, most of these agreements provide that our licensors are primarily responsible for any patent prosecution activities, such as litigation, patent conflict, patent opposition or other actions, for the technology licensed to us. These agreements also provide that in general we are required to reimburse our licensors for the costs they incur in performing these activities. We believe that these costs as well as other costs under our license and option agreements will be substantial and may increase significantly during the next several years. Our inability or failure to pay any of these costs with respect to any drug candidate could result in the termination of the license or option agreement for the drug candidate.

BECAUSE WE MAY BE UNABLE TO SUCCESSFULLY MANUFACTURE OUR DRUG CANDIDATES, OUR
  BUSINESS MAY NEVER ACHIEVE PROFITABILITY.

    We do not have any internal manufacturing capacity and we rely on third party manufacturers for the manufacture of all of our clinical trial material. We plan to expand our existing relationships or to establish relationships with additional third party manufacturers for products that we successfully develop. The terms of the Abbott Alliance provide that Abbott Laboratories, Abbott, will manufacture all or a portion of our product requirements for those products that are or become covered by the Abbott Alliance. We may be unable to maintain our relationship with Abbott or to establish or maintain relationships with other third party manufacturers on acceptable terms, and third party manufacturers may be unable to manufacture products in commercial quantities on a cost effective basis. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Further, third party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our products and may be unable to maintain the necessary governmental licenses and approvals to continue manufacturing our products.

WE MAY BE UNABLE TO SUCCESSFULLY MARKET, SELL OR DISTRIBUTE OUR DRUG CANDIDATES.

    In the United States, we currently intend to market the drug candidates covered by the Abbott Alliance in collaboration with Abbott and to market other drug candidates that we successfully develop, that do not become part of the Abbott Alliance, through a direct sales force. Outside of the United States, we expect Abbott to market drug candidates covered by the Abbott Alliance and, for any other drug candidates that we successfully develop that do not become part of the Abbott Alliance, we intend to market and sell through arrangements or collaborations with third parties. In addition, we expect Abbott to handle the distribution and sale of drug candidates covered by the Abbott Alliance both inside and outside the United States. With respect to the United States, our ability to market the drug candidates that we successfully develop will be contingent upon recruitment, training and deployment of a sales and marketing force as well as the performance of Abbott under the Abbott Alliance. We may be unable to establish marketing or sales capabilities or to maintain arrangements or enter into new arrangements with third parties to perform those activities on favorable terms. In addition, any such third parties may have significant control or influence over important aspects of the commercialization of our drug candidates, including market identification, marketing methods, pricing, composition of sales force and promotional activities. We also may have limited control over the amount and timing of resources that a third party may devote to our drug candidates. Our business may never achieve profitability if we fail to establish or maintain a sales force and marketing, sales and distribution capabilities.

BECAUSE WE DEPEND ON THIRD PARTIES FOR THE DEVELOPMENT AND ACQUISITION OF DRUG
  CANDIDATES, WE MAY NOT BE ABLE TO SUCCESSFULLY ACQUIRE ADDITIONAL DRUG CANDIDATES OR COMMERCIALIZE OR DEVELOP OUR CURRENT DRUG CANDIDATES.

    We have engaged and intend to continue to engage third party contract research organizations and other third parties to help us develop our drug candidates. Although we have designed the clinical trials for our drug candidates, the contract research organizations have conducted many of the clinical trials. As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control. In addition, the contract research organizations may not perform all of their obligations under arrangements with us. If the contract research organizations do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded. We do not currently intend to engage in drug discovery. Our strategy for obtaining additional drug candidates is to utilize the relationships of our management team and scientific consultants to identify drug candidates for in-licensing from companies, universities, research institutions and other organizations. We may not succeed in acquiring additional drug candidates on acceptable terms or at all.

BECAUSE WE MAY NOT BE ABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND ADVISORS, WE
  MAY NOT SUCCESSFULLY DEVELOP OUR PRODUCTS OR ACHIEVE OUR OTHER BUSINESS OBJECTIVES.

    We are highly dependent on our senior management and scientific staff, including Dr. David Barry, our Chairman and Chief Executive Officer. We have entered into employment agreements with each vice president of Triangle. Dr. Barry's employment agreement contains certain non-competition provisions. In addition, the employment agreements for each of the vice presidents provide for certain severance payments which are contingent upon each vice president's refraining from competition with Triangle. The loss of the services of any member of our senior management or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Our ability to attract and retain qualified personnel, consultants and advisors is critical to our success. In order to pursue our drug development programs and marketing plans, we will need to hire additional qualified scientific and management personnel. Competition for qualified individuals is intense and we face competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business.

HEALTH CARE REFORM MEASURES AND THIRD PARTY REIMBURSEMENT PRACTICES ARE
  UNCERTAIN AND MAY ADVERSELY IMPACT THE COMMERCIALIZATION OF OUR PRODUCTS.

    The efforts of governments and third party payors to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A number of legislative and regulatory proposals to change the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have an adverse effect on our profit margins and financial condition. Sales of prescription drugs depend significantly on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. These third party payors frequently require that drug companies give them predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Present coactive treatment regimens for the treatment of HIV are expensive; published reports indicate the cost per patient per year can exceed $13,000, and may increase as new combinations are developed. These costs have resulted in limitations in the reimbursement available from third party payors for the treatment of HIV infection, and we expect that reimbursement pressures will continue in the future. If we succeed in bringing one or more products to the market, these products may not be considered cost effective and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis.

IF OUR DRUG CANDIDATES DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS MAY NEVER
  ACHIEVE PROFITABILITY.

    Our success will depend on the market acceptance of any products we develop. The degree of market acceptance will depend upon a number of factors, including the receipt and scope of regulatory approvals, the establishment and demonstration in the medical community of the safety and effectiveness of our products and their potential advantages over existing treatment methods, and reimbursement policies of government and third party payors. Physicians, patients, payors or the medical community in general may not accept or utilize any product that we may develop.

WE MAY NOT HAVE ADEQUATE INSURANCE PROTECTION AGAINST PRODUCT LIABILITY.

    Our business exposes us to potential product liability risks that are inherent in the testing of drug candidates and the manufacturing and marketing of drug products and we may face product liability claims in the future. We currently have only limited product liability insurance. We may be unable to maintain our existing insurance and/or obtain additional insurance in the future at a reasonable cost or in sufficient amounts to protect against potential losses. A successful product liability claim or series of claims brought against us could require us to pay substantial amounts that would decrease our profitability, if any.

WE MAY INCUR SUBSTANTIAL COSTS RELATED TO OUR USE OF HAZARDOUS MATERIALS.

    We use hazardous materials, chemicals, viruses and various radioactive compounds in our drug development programs. Although we believe that our handling and disposing of these materials comply with state and federal regulations, the risk of accidental contamination or injury still exists. In the event of such an accident, we could be held liable for any damages or fines that result and any such liability could exceed our resources.

OUR CONTROLLING STOCKHOLDERS MAY MAKE DECISIONS WHICH YOU DO NOT CONSIDER TO BE
  IN YOUR BEST INTEREST.

    As of June 30, 2000, our directors, executive officers and their affiliates, excluding Abbott, owned approximately 12.5% of our outstanding common stock and Abbott owned approximately 17.3% of our outstanding common stock. Pursuant to the terms of the Abbott Alliance, Abbott has the right to purchase additional amounts of our common stock up to a maximum aggregate percentage of 21% of our outstanding common stock and has certain rights to purchase shares directly from us in order to maintain its existing level of ownership, also known as antidilution protection. One Abbott designee serves as a member of our Board of Directors. As a result, our controlling stockholders are able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Triangle that may be favored by other stockholders.

THE MARKET PRICE OF OUR STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

    The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

    - announcements of the results of clinical trials by us or our competitors,

    - developments with respect to patents or proprietary rights,

    - announcements of technological innovations by us or our competitors,

    - announcements of new products or new contracts by us or our competitors,

    - actual or anticipated variations in our operating results due to the level of development expenses and other factors,

    - changes in financial estimates by securities analysts and whether our earnings meet or exceed such estimates,

    - conditions and trends in the pharmaceutical and other industries,

    - new accounting standards,

    - general economic, political and market conditions and other factors, and

    - the occurrence of any of the risks described in these "Risk Factors."

    In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management attention and resources, which would negatively impact our business.

    In addition, if our stockholders sell a substantial number of shares of our common stock in the public market, the market price of our common stock could be reduced. As of June 30, 2000, there were 38,293,849 shares of common stock outstanding, of which approximately 24,500,000 were immediately eligible for resale in the public market without restriction. Holders of approximately 6,850,000 shares have rights to cause us to register them for sale to the public. We have filed registration statements to register the sale of approximately 3,550,000 of these shares. On June 12, 2000, we filed a registration statement on Form S-3 with the SEC for sale in the public market substantially all of the 400,000 shares issued to former stockholders of Avid Corporation, Avid, in March 2000. In addition, Abbott will have the right on or after June 30, 2002 to cause us to register for resale in the public market the 6,571,428 shares of common stock purchased at the closing of the Abbott Alliance. Any such sales may make it more difficult for us to raise needed capital through an offering of our equity or convertible debt securities and may reduce the market price of our common stock.

ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD DELAY,
  DEFER OR PREVENT A TENDER OFFER OR TAKEOVER ATTEMPT THAT YOU CONSIDER TO BE IN YOUR BEST INTEREST.

    We have adopted a number of provisions that could have antitakeover effects. On January 29, 1999, our Board of Directors, the Board, adopted a preferred stock purchase rights plan, commonly referred to as a "poison pill." The rights plan is intended to deter an attempt to acquire Triangle in a manner or on terms not approved by the Board. Thus, the rights plan will not prevent an acquisition of Triangle which is approved by the Board. Our charter authorizes the Board to issue shares of undesignated preferred stock without stockholder approval on terms as the Board may determine. Moreover, the issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of Triangle. Our bylaws divide the Board into three classes of directors with each class serving a three year term. These and other provisions of our charter and our bylaws, as well as certain provisions of Delaware law, could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Triangle, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our common stock.

WE HAVE NOT DECLARED OR PAID ANY DIVIDENDS ON OUR COMMON STOCK.

    We have never declared or paid any cash dividends on our common stock, and we currently do not intend to pay any cash dividends on our common stock in the foreseeable future. We intend to retain our earnings, if any, for the operation of our business.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (file no. 000-21589), including certain information in our Definitive Proxy Statement in connection with our 2000 Annual Meeting of Stockholders;

    2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 (file no. 000-21589);

    3. Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (file no. 000-21589);

    4. The description of our common stock contained in our Registration Statements on Form 8-A filed October 18, 1996, February 10, 1999, and June 18, 1999 (file no. 000-21589); and

    5. The description of our Preferred Stock Purchase Rights, contained in our Registration Statement on Form 8-A filed February 10, 1999, as amended on Form 8-A/A filed June 18, 1999 (file no. 000-21589), including any amendments or reports filed for the purpose of updating such descriptions.

    The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

    You may request a copy of these filings, at no cost, by writing or telephoning us at:

           Triangle Pharmaceuticals, Inc.
           4 University Place
           4611 University Drive
           Durham, North Carolina, 27707
           (919) 493-5980
           Attn: General Counsel.

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE NOT AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

    We have received U.S. trademark registrations for our corporate name and logo, Coactinon-Registered Trademark- and Coviracil-Registered Trademark-. This prospectus also includes names and trademarks of other companies.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

    We are registering all 399,967 shares of common stock covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders pursuant to an amendment dated March 24, 2000 to the agreement and plan of reorganization, dated June 30, 1997, executed in connection with the merger of a wholly-owned subsidiary of Triangle with and into Avid. We have registered the shares of common stock to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

    We have agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep this Registration Statement effective for 90 calendar days following its declaration of effectiveness and we may continue to do so afterwards.

    The following table sets forth the name of each of the selling stockholders, the number of shares owned by each of the selling stockholders, the number of shares that may be offered under this prospectus, and the number of shares of our common stock owned by each of the selling stockholders after this offering is completed. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of Triangle. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or if they will sell them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

    Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days. Percentage ownership is based on 38,293,849 shares of common stock of Triangle outstanding on June 30, 2000. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership for other persons. This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Triangle's outstanding shares of common stock.

                                                                        NUMBER          SHARES
                                                       SHARES             OF         BENEFICIALLY
                                                 BENEFICIALLY OWNED     SHARES           OWNED
                                                 PRIOR TO OFFERING      BEING       AFTER OFFERING
                                                --------------------   OFFERED    -------------------
NAME OF SELLING STOCKHOLDER                     NUMBER(1)   PERCENT      (2)       NUMBER    PERCENT
---------------------------                     ---------   --------   --------   --------   --------
Forrest H. Anthony............................       136        *           60         76        *
BancBoston Ventures, Inc......................   118,021        *       57,222     60,176        *
Ralph G. Berglund.............................       169        *           74         95        *
Caroline DellaPenna...........................         8        *            4          4        *

                                                                        NUMBER          SHARES
                                                       SHARES             OF         BENEFICIALLY
                                                 BENEFICIALLY OWNED     SHARES           OWNED
                                                 PRIOR TO OFFERING      BEING       AFTER OFFERING
                                                --------------------   OFFERED    -------------------
NAME OF SELLING STOCKHOLDER                     NUMBER(1)   PERCENT      (2)       NUMBER    PERCENT
---------------------------                     ---------   --------   --------   --------   --------
Sharon A. Manco...............................       266        *          116        150        *
Louis R. Marlack..............................        88        *           39         49        *
MDS Health Ventures Inc.......................    81,475        *       37,931     43,544        *
Oxford Bioscience Partners LP.................    94,468        *       44,883     49,294        *
Oxford Bioscience Partners (Bermuda) LP.......    27,418        *       13,052     14,274        *
George Raymond/Mary Ellen Raymond JTWROS......        39        *           18         21        *
Harold A. Shaub...............................       278        *          122        156        *
Harold A. Shaub/Eileen B. Schaub, Trustees....        54        *           24         30        *
ARCH Development..............................     3,607        *        1,787      1,820        *
Bruce Bailey..................................     5,793        *        2,869      2,894        *
Baruch Blumberg...............................       541        *          268        273        *
Eugene Garfield...............................    31,129        *       15,415     15,620        *
Gerlach and Co. (Saabro)......................     7,216        *        3,574      3,642        *
Gerlach and Co. (Dumont)......................     7,216        *        3,574      3,642        *
Gerlach and Co. (Saabro)......................     2,188        *        1,084      1,104        *
GIMV..........................................    64,950        *       32,166     32,784        *
Health Care and Bio. Ven. Fund (MDS)..........    13,279        *        6,577      6,702        *
Barry Katz....................................       721        *          358        363        *
Mason Marlin Ltd..............................     2,159        *        1,070      1,080        *
Dr. J. A. Milliken............................     1,082        *          536        546        *
MYCOsearch Inc................................     1,803        *          894        909        *
Industriforsikring AS (Norsk Hydro)...........    36,083        *       17,870     18,213        *
Oxford Bioscience Partners (Adjunct) LP.......    18,852        *        9,335      9,437        *
PSA International SA..........................    18,040        *        8,935      9,105        *
Barry Roberts/Joanne Roberts..................       360        *          179        181        *
Rorer Trusts, Elizabeth Rorer, Trustee........     3,607        *        1,787      1,820        *
Altamira Management Ltd. As Agent for A/C
  40..........................................    30,815        *       15,252     15,563        *
Altamira Management Ltd. As Agent for A/C
  124.........................................    15,407        *        7,626      7,626        *
Altamira Management Ltd. As Agent for A/C
  360.........................................    15,407        *        7,626      7,626        *
Bailey and Company, Inc.......................     5,227        *        2,588      2,588        *
Banque Indo Suez..............................       463        *          230        230        *
Banque Leu....................................     3,078        *        1,524      1,524        *
Credit Suisse.................................     7,093        *        3,517      3,519        *
Carlo Gillet..................................     3,018        *        1,494      1,494        *
N.V. Biotech Fonds Vlaanderen.................    61,623        *       30,500     30,500        *
The Health Care and Biotechnology Venture
  Fund........................................    11,461        *        5,673      5,673        *
MDS Health Ventures International Limited.....    34,754        *       17,202     17,202        *
Montaine Fund NV..............................     3,080        *        1,525      1,525        *
Industriforsikring A.S........................    32,351        *       16,012     16,012        *
Oxcal Venture Fund............................     6,161        *        3,050      3,050        *
Purling Holdings Limited......................     7,733        *        3,829      3,849        *
Marc Rebagliati...............................     3,018        *        1,494      1,494        *
C. S. Rennie..................................     2,156        *        1,068      1,068        *
Sam Bailey....................................     5,227        *        2,588      2,588        *
S. B. S.......................................     5,820        *        2,884      2,884        *
Terivian Enterprises Inc......................    19,949        *        9,874      9,874        *

                                                                        NUMBER          SHARES
                                                       SHARES             OF         BENEFICIALLY
                                                 BENEFICIALLY OWNED     SHARES           OWNED
                                                 PRIOR TO OFFERING      BEING       AFTER OFFERING
                                                --------------------   OFFERED    -------------------
NAME OF SELLING STOCKHOLDER                     NUMBER(1)   PERCENT      (2)       NUMBER    PERCENT
---------------------------                     ---------   --------   --------   --------   --------
Willcocks Investments Limited.................     5,227        *        2,588      2,588        *
                                                 -------      ---      -------    -------      ---
TOTAL.........................................   820,114      2.1%     399,967    420,147      1.1%

------------------------

*   Represents beneficial ownership of less than one percent.

(1) Includes shares held in escrow for the benefit of the selling stockholders pursuant to the agreement and plan of reorganization, dated June 30, 1997, as amended.

(2) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

    The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

    - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

    - purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

    - an exchange distribution in accordance with the rules of such exchange,

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

    - in privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

    The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the Securities Act, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

    The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

    - the name of each such selling stockholder and of the participating broker-dealer(s),

    - the number of shares involved,

    - the price at which such shares were sold,

    - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

    - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

    - other facts material to the transaction.

    In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

    We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

    For purposes of this offering, Brobeck, Phleger & Harrison LLP, New York, New York, is giving its opinion as to the validity of the shares.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Triangle for the year ended December 31, 1999, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

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We Have Not Authorized Any Person to Make a Statement That Differs From What is
in This Prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                                 399,967 SHARES

                                    TRIANGLE
                             PHARMACEUTICALS, INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                AUGUST 24, 2000

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